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                                  UNITED STATES
                        SECURITIES AND EXHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*

                         Barings Participation Investors
                                (NAME OF ISSUER)


                                  Common Shares
                         (TITLE OF CLASS OF SECURITIES)


                                    06761A103
                                 (CUSIP NUMBER)


                               December 31, 2019
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 06761A103                    13G                     PAGE 2 OF 6 PAGES
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  1   NAMES OF REPORTING PERSONS:

      Massachusetts Mutual Life Insurance Company
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]
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  3   SEC USE ONLY


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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
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                            5   SOLE VOTING POWER

                                1,008,240
       NUMBER OF          ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  1,008,240
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                0
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,008,240

      Massachusetts Mutual Life Insurance Company holds a $15,000,000 Senior Fixed Rate Convertible Note that is convertible into an equivalent dollar amount of common shares.
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.8%

      The conversion rate of the Senior Fixed Rate Convertible Note is based on the market price of Barings Participation Investor's common shares, so Massachusetts Mutual Life Insurance Company's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.
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 12   TYPE OF REPORTING PERSON

      IC
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CUSIP No. 06761A103                   13G                     PAGE 3 OF 6 PAGES
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Item     1(a) Name of Issuer:

              Barings Participation Investors

         1(b) Address of Issuer's Principal Executive Offices:

              300 South Tryon Street
	      Suite 2500
              Charlotte, NC 28202

Item     2(a) Name of Person Filing:

              Massachusetts Mutual Life Insurance Company

         2(b) Address of Principal Business Office or, if None, Residence:

              Massachusetts Mutual Life Insurance Company
              1295 State Street
              Springfield, MA  01111

         2(c) Citizenship:

              Massachusetts

         2(d) Title of Class of Securities:

              Common Shares

         2(e) CUSIP Number:

              06761A103

Item 3 This statement is filed pursuant to Rule 13d-1(b) by Massachusetts Mutual Life Insurance Company, an insurance company as defined in
              Section 3(a)(19) of the Securities Exchange Act of 1934.

Item     4    Ownership

         4(a) Amount beneficially owned:

              Massachusetts Mutual Life Insurance Company ("MassMutual") is the holder of a $15,000,000 Barings Participation Investors ("MPV") Senior Fixed Rate Convertible Note (the "Note") due December 13, 2023. The Note's principal is convertible into an equivalent dollar amount of MPV's common shares based upon the average price of MPV's common shares for ten business days prior to MassMutual's notice of conversion. The ten business day average closing market

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CUSIP No. 06761A103                    13G                     PAGE 4 OF 6 PAGES
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              price of MPV's common shares for the ten day period ending December 31, 2019 was $16.27 and as such the Note would have converted into approximately 922,112 common shares if the Note had been converted as of December 31, 2019. Since the conversion rate is based on the market price of MPV's common shares, MassMutual's beneficial ownership may be slightly greater than or less than 10% at the end of any given month. Additionally, MassMutual owns 86,128 common shares of MPV.

              Total shares of common shares owned directly and indirectly:
              1,008,240 (subject to change with market). Additionally, Barings LLC, a wholly-owned subsidiary of MassMutual, is the beneficial owner of 143,404 common shares of MPV.

              The filing of this statement shall not be construed as an admission that MassMutual is for the purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the common shares stock of MPV, including the common shares held by Barings LLC.

         4(b) Percent of Class:

              The 1,008,240 common shares mentioned above represent 8.8% of MPV's common shares calculated as follows:

              1,008,240 (common shares from conversion based on a conversion price of $16.27 + outstanding common shares owned of 86,128) /922,112 number of new common shares that would be issued by MPV upon conversion) + 10,572,963(common shares outstanding as reported in the Issuer's most recent quarterly report filed November 27, 2019) = 8.8%

              Since the conversion rate is based on the market price of MPV's common shares, MassMutual's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.

         4(c) Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote: 1,008,240 (subject to change with market)

              (ii) shared power to vote or to direct the vote: 0

              (iii) sole power to dispose or to direct the disposition of:
                    1,008,240  (subject to change with market)

              (iv) shared power to dispose or to direct the disposition of: 0

Item     5    Ownership of Five Percent or Less of a Class:

              Not applicable

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CUSIP No. 06761A103                     13G                    PAGE 5 OF 6 PAGES
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Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certifications:

         By signing below MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that, to the best of its knowledge and belief, the security referred to above was acquired and is held in the ordinary course of business and was not acquired and is not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and was not acquired and is not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 06761A103                    13G                     PAGE 6 OF 6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2020

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY


By:
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Name:  Alethea O'Donnell
Title: Head of Corporate Compliance